UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Atara Biotherapeutics, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
046513107

(CUSIP Number)

October 22, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 046513107	SCHEDULE 13G	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS BRIDGER MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,932,865
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,932,865
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,932,865
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12		TYPE OF REPORTING PERSON IA

(1) Based on 53,757,962 shares of common stock, par value $0.0001 per share (“Common Stock”), outstanding as of July 31, 2019, as the Issuer reported in its Form 10-Q filed with the SEC on August 8, 2019.

CUSIP No. 046513107	SCHEDULE 13G	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS ROBERTO MIGNONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,932,865
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,932,865
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,932,865
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12		TYPE OF REPORTING PERSON IN

(1) Based on 53,757,962 shares of common stock, par value $0.0001 per share (“Common Stock”), outstanding as of July 31, 2019, as the Issuer reported in its Form 10-Q filed with the SEC on August 8, 2019.

CUSIP No. 046513107	SCHEDULE 13G	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer

Atara Biotherapeutics, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

611 Gateway Blvd., Suite 900

South San Francisco, CA 94080

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue – 40th Floor, New York, NY 10016

Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue – 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

046513107

Item 3.	Not Applicable.

CUSIP No. 046513107	SCHEDULE 13G	Page 5 of 8 Pages

Item 4. Ownership

Information with respect to the Reporting Persons’ ownership of the Common Stock as of November 1, 2019, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

Bridger Healthcare, Ltd., Swiftcurrent Partners, L.P., and Swiftcurrent Offshore Master, Ltd. are the owners of record of the Common Stock reported herein. Bridger Management LLC is the investment adviser to Bridger Healthcare, Ltd., Swiftcurrent Partners, L.P., and Swiftcurrent Offshore Master, Ltd. Mr. Mignone is the manager of Bridger Management, LLC. Each of Bridger Management LLC and Mr. Mignone may be deemed to share beneficial ownership of the Common Stock reported herein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

See Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

CUSIP No. 046513107	SCHEDULE 13G	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 1, 2019

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Manager

/s/ Roberto Mignone
Roberto Mignone, Individually

CUSIP No. 046513107	SCHEDULE 13G	Page 7 of 8 Pages

EXHIBIT INDEX

 Exhibit I: Joint Filing Statement Pursuant to Rule 13d-1(k)

CUSIP No. 046513107	SCHEDULE 13G	Page 8 of 8 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: November 1, 2019

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Manager

/s/ Roberto Mignone
Roberto Mignone, Individually